UnionBanc
Investment Services

800 N. Brand Blvd., 16th Floor, Glendale, CA 91203
P.O. Box 513100, Los Angeles, CA 90051-1100

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 204.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 except as described below:

Approximate Date	Nature
1/13/2015	Processing error by registered representative.
1/15/2015	Processing error by registered representative.
1/21/2015	Processing error by registered representative.
2/5/2015	Processing error by registered representative.
2/23/2015	Registered representative experienced mobile remote deposit technical issues.
3/2/2015	Processing error by registered representative.
3/3/2015	Processing error by registered representative.

3/5/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
3/11/2015	Registered representative experienced mobile remote deposit technical issues.
3/12/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
3/26/2015	Registered representative experienced mobile remote deposit technical issues.
4/1/2015	Registered representative experienced mobile remote deposit technical issues.
4/1/2015	Processing error by registered representative.
4/15/2015	Processing error by registered representative.
4/20/2015	Registered representative experienced mobile remote deposit technical issues.

4/20/2015	Registered representative experienced mobile remote deposit technical issues.
4/21/2015	Processing error by registered representative.
4/21/2015	Processing error by registered representative.
5/1/2015	Processing error by registered representative.
5/1/2015	Processing error by registered representative.
5/5/2015	Processing error by registered representative.
5/15/2015	Processing error by registered representative.
5/18/2015	Processing error by registered representative.
6/1/2015	Processing error by registered representative.
6/2/2015	Processing error by registered representative.
6/8/2015	Registered representative experienced mobile remote deposit technical issues.
7/10/2015	Processing error by registered representative.
7/15/2015	Processing error by registered representative.

8/5/2015	Processing error by registered representative.
8/17/2015	Processing error by registered representative.
8/25/2015	Registered representative experienced mobile remote deposit technical issues.
9/10/2015	Processing error by registered representative.
10/7/2015	Processing error by registered representative.
10/12/2015	Processing error by registered representative.
11/2/2015	Processing error by registered representative.
11/3/2015	Processing error by registered representative.
11/5/2015	Processing error by registered representative.
11/6/2015	Processing error by registered representative.
11/16/2015	Home Office Processing error
11/17/2015	Processing error by registered representative.
11/20/2015	Home Office Processing error
12/1/2015	Processing error by registered representative.

12/1/2015	Processing error by registered representative.
12/1/2015	Processing error by registered representative.
12/8/2015	Processing error by registered representative.
12/7/2015	Processing error by registered representative.
12/11/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
12/10/2015	Processing error by registered representative.
12/15/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
12/28/2015	Processing error by registered representative.



Daniel Caneva
Interim Chief Financial Officer

February 24, 2016